EXHIBIT 99.1

VIZSLA SILVER DRILLS 1,030 G/T AGEQ OVER 20.45 METRES AT COPALA - EXPANDS MINERALIZED ZONE TO 600M BY 400M

VANCOUVER, BC, June 21, 2022 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 24 new drill holes targeting the Tajitos - Copala resource area in the western portion of its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are exclusively for the Copala structure and expand the high-grade mineralized footprint to 600 metres along strike by 400 metres down dip.

Highlights

•	CS-22-169 returned 1,030 grams per tonne (g/t) silver equivalent (AgEq) over 20.45 metres true width (mTW) (780 g/t silver and 4.23 g/t gold)
•	Includes 2,727 g/t AgEq over 1.21 mTW (2,230 g/t silver and 9.08 g/t gold)
•	And 9,880 g/t AgEq over 0.85 mTW (7,900 g/t silver and 35.20 g/t gold)
•	CS-22-155 returned 900 g/t AgEq over 14.50 mTW (667 g/t silver and 3.89 g/t gold)
•	CS-22-154 returned 1,331 g/t AgEq over 9.35 mTW (1,010 g/t silver and 5.44 g/t gold)
•	Includes 4,579 g/t AgEq over 1.30 mTW (3,548 g/t silver and 17.78 g/t gold)
•	CS-22-164 returned 1,242 g/t AgEq over 4.40 mTW (802 g/t silver and 6.89 g/t gold)
•	CS-22-160 returned 2,007 g/t AgEq over 3.40 mTW (1,642 g/t silver and 6.67 g/t gold)

"The Copala Vein continues to exceed our expectations, delivering excellent precious metal grades over very large widths," commented Michael Konnert, President and CEO. "When we first discovered the Copala Vein in late 2021, we knew we were on to something special given the well developed, near surface mineral continuity. At the time of the maiden resource, eight drill holes from Copala contributed 6.4Moz AgEq of indicated and 18.6Moz AgEq of inferred1. We have now reported 46 holes from Copala, effectively expanding the mineralized footprint to 600m along strike by 400m down dip with drill intercepts showing mineralization remains open in all directions. We continue to target the Copala area with three rigs and view this portion of the district as a major focus for resource expansion ahead of the Resource Update planned for Q4 of this year."

[1] See details of mineral resource estimate in the "About Panuco Project" section, below.

Figure 1: Plan map of recent drilling centered on the Copala vein. (CNW Group/Vizsla Silver Corp.)

The Copala Vein is a shallow dipping structure located at the northern extent and on the hangingwall side of the Tajitos structure. Copala is marked by high precious metals grades (up to 7,900 g/t silver and 35.20 g/t gold over 0.85 mTW) hosted within a broader envelope of vein-breccia up to 82 metres thick with local mineralized pockets up to 20.45 mTW averaging 1,030 g/t AgEq (780 g/t silver and 4.23 g/t gold).

Today's reported intercepts expand a NNW-SSE striking high-grade shoot with approximate dimensions of 400 metres along strike and 200 metres down dip. This high-grade zone remains open to the north and down-dip to the east. Ongoing detailed structural-geologic interpretations suggest mineralization continues to the south, beyond the previously reported Cristiano Vein (see press releases dated January 19, 2022 and March 10, 2022), and is a near-term focus for expansion as Vizsla continues to explore this area. The Company currently has three drill rigs targeting the Tajitos - Copala resource area.

The Company is encouraged that the northern sector of the Tajitos - Copala resource area continues to grow, and the intercepts reported here, along with the recent discovery of Copala 2 between Tajitos and Copala (see press release dated May 19, 2022), demonstrates significant potential for additional blind to surface veins in the district. Vizsla is currently negotiating additional land access and has prepared a drill plan to advance the exploration of the Tajitos - Copala area to the north. To further support its 2022 growth initiatives, Vizsla recently completed a district-scale LiDar survey over the main 6,200 ha claim block to aid in geologic-structural mapping, drill-hole planning and geologic modelling.

Figure 2: Plan map of Copala vein with drill-hole pierce points. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala and Copala 2 veins. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-136	NO SIGNIFICANT VALUES
CS-22-138	93.30	108.75	15.45	10.82	137	0.99	199
Includes	93.30	94.50	1.20	0.84	356	2.10	482
Includes	94.50	96.00	1.50	1.05	316	2.41	467
Includes	108.00	108.75	0.75	0.53	323	1.73	425
CS-22-140	65.30	67.10	1.80	1.40	209	1.34	291
CS-22-143	210.20	227.90	17.70	16.05	147	0.89	201
Includes	210.20	211.10	0.90	0.75	829	5.92	1197
Includes	221.15	223.55	2.40	2.15	1428	7.12	1840
CS-22-144	NO SIGNIFICANT VALUES
CS-22-145	245.15	252.25	7.10	5.20	203	1.41	290
Includes	245.15	246.90	1.80	1.20	669	4.75	964
CS-22-146	NO SIGNIFICANT VALUES
CS-22-147	285.65	300.00	14.35	12.40	68	0.52	101
Includes	292.75	293.85	1.10	0.95	207	2.54	375
CS-22-148	265.10	267.00	1.90	1.75	94	0.78	144
CS-22-150	304.50	310.45	5.95	4.50	156	0.86	207
Includes	307.05	309.00	1.95	1.60	428	1.90	535
CS-22-151	NO SIGNIFICANT VALUES
CS-22-152	248.90	258.00	9.10	7.30	152	0.74	195
Includes	255.35	258.00	2.65	2.00	286	1.65	385
CS-22-153	148.50	182.50	34.00	30.50	97	0.87	153
Includes	177.30	178.80	1.50	1.35	427	2.55	581
Includes	178.80	180.00	1.20	1.08	361	2.58	521
Includes	180.00	181.50	1.50	1.35	518	2.13	635
CS-22-154	124.45	136.50	12.05	9.35	1010	5.44	1331
Includes	124.45	126.10	1.65	1.30	3548	17.78	4579
Includes	133.00	136.50	3.50	2.85	1442	8.54	1956
CS-22-155	159.00	174.35	15.35	14.50	667	3.89	900
Includes	166.10	167.60	1.50	1.45	2480	12.70	3220
Includes	170.20	174.35	4.15	4.05	1057	5.37	1369
CS-22-157	83.00	106.60	23.60	16.10	139	1.07	206
Includes	103.50	104.75	1.25	0.85	475	4.64	776
Includes	104.75	106.25	1.50	1.02	1135	8.10	1638
CS-22-158	142.50	145.50	3.00	2.30	800	7.77	1303
CS-22-160	189.10	192.90	3.80	3.40	1642	6.67	2007
Includes	189.70	190.75	1.05	0.95	3190	11.40	3787
Includes	191.60	192.15	0.55	0.50	3730	15.40	4577
CS-22-161	128.60	133.90	5.30	4.35	398	3.41	616
Includes	129.55	130.50	0.95	0.65	856	10.10	1523
Includes	133.35	133.90	0.55	0.35	1090	3.77	1285
CS-22-162	190.80	193.65	2.85	2.65	298	2.87	484
CS-22-164	157.50	164.95	7.45	4.40	802	6.89	1242
Includes	162.10	162.90	0.80	0.47	2910	38.70	5491
Includes	162.90	164.15	1.25	0.74	1055	5.88	1404
Includes	164.15	164.95	0.80	0.47	1150	4.37	1384
CS-22-166	NO SIGNIFICANT VALUES
CS-22-167	NO SIGNIFICANT VALUES
CS-22-169	162.95	188.35	25.40	20.45	780	4.23	1030
Includes	179.55	180.30	0.75	0.60	4610	20.20	5741
Includes	180.60	182.10	1.50	1.21	2230	9.08	2727
Includes	185.70	186.45	0.75	0.60	1765	14.00	2649
Includes	186.45	187.50	1.05	0.85	7900	35.20	9880

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala. Holes CS-21-90 and CS-21-94 drilled in 2021 were previously reported in press release dated January 19, 2022. Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release were estimated for the Napoleon vein (see press release dated February 17, 2022).

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release were estimated for the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-136	404,528	2,587,186	558	306x	-59.8	207.0
CS-22-138	404,614	2,587,059	550	320	-64.1	258.0
CS-22-140	404,482	2,587,236	554	275	-65.9	255.0
CS-22-143	404,740	2,587,166	555	292	-54.4	298.5
CS-22-144	404,858	2,587,182	601	268	-66.9	346.3
CS-22-145	404,797	2,587,181	583	302	-54.3	481.5
CS-22-146	404,741	2,587,165	555	287	-72.4	342.0
CS-22-147	404,858	2,587,182	601	294	-53.0	373.5
CS-22-148	404,741	2,587,165	555	254	-84.6	370.5
CS-22-150	404,858	2,587,182	601	309	-62.5	460.5
CS-22-151	404,741	2,587,165	555	74	-84.0	423.0
CS-22-152	404,797	2,587,181	583	321	-51.0	380.0
CS-22-153	404,675	2,587,218	533	328	-63.0	250.5
CS-22-154	404,540	2,587,279	553	306	-43.7	277.5
CS-22-155	404,675	2,587,218	534	317	-46.8	405.0
CS-22-157	404,540	2,587,280	552	317	-65.1	339.0
CS-22-158	404,540	2,587,280	552	349	-49.1	310.5
CS-22-160	404,675	2,587,218	533	333	-40.5	403.5
CS-22-161	404,616	2,587,253	544	307	-45.7	264.0
CS-22-162	404,675	2,587,218	533	346	-53.0	456.0
CS-22-164	404,616	2,587,253	544	328	-39.5	381.0
CS-22-166	404,590	2,587,215	566	279	-68.2	216.0
CS-22-167	404,759	2,587,043	589	301	-66.5	549.0
CS-22-169	404,642	2,587,059	558	292	-77.8	390.0

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO , is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 21-JUN-22